Exhibit 99.1

GasLog Ltd. Announces Plans for Initial Public Offering of
Master Limited Partnership

MONACO — January 13, 2014 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) today announced its Board of Directors has authorized the Company to make a confidential submission to the United States Securities and Exchange Commission (the “SEC”) of a draft registration statement on Form F-1 for an initial public offering of units in a master limited partnership (the “MLP”) to be formed to own certain of GasLog’s LNG carriers with multi-year charters. The proceeds of the offering would principally be used to reduce indebtedness. Completion of the initial public offering is subject to further Board authorization as well as completion of the SEC review process.

This announcement is being made pursuant to, and in accordance with, Rule 135 under the Securities Act of 1933, as amended. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 15 wholly-owned LNG carriers, including two ships delivered in 2010, five ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:
Paul Wogan (CEO)
Phone: +377 9797 5120

Simon Crowe (CFO)
Phone: +377 9797 5115

Jamie Buckland (Investor Relations)
Phone: +377 9797 5117

Ray Posadas (Solebury Communications, NYC)
Phone: +1 203 428 3231
Email: ir@gaslogltd.com